Itaú Unibanco reports 13.1% profit growth in 2025 and ROE[1] of 23.4%

In 2025, the bank's loan portfolio reached R$1.5 trillion, while delinquency indicators stood at their best historical levels

São Paulo, February 4, 2026 | Itaú Unibanco reported a recurring managerial result of R$46.8 billion in 2025, up 13.1% year-over-year, with ROE of 23.4%, an increase of 120 bps compared to 2024.

The loan portfolio grew 6.0% in 2025, supporting the expansion of the financial margin with clients in the period (+12.1%). The expansion of the margin was also driven by higher liability volumes and higher remuneration on the bank's own working capital. At the same time, credit quality indicators continued to improve throughout the year, which resulted in an 6.1% increase in the cost of credit in the period.

In R$ million (except where otherwise indicated)	4Q25	3Q25	%	2025	2024	%
Recurring Managerial Result	12,317	11,876	**3.7%**	46,830	41,403	**13.1%**
Annualized Recurring Managerial Return on Average Equity	24.4%	23.3%	**110 bps**	23.4%	22.2%	**120 bps**
Total Adjusted Loan Portfolio[2] (R$ billion)	1,490.8	1,402.0	**6.3%**	1,490.8	1,406.4	**6.0%**
NPL ratio (90-days) – Total [3]	1.9%	1.9%	**stable**	1.9%	2.0%	**- 10 bps**

(*) As of January 2025, CMN Resolution No. 4,966/21 came into force. Adoption was prospective, with no material effects on results

"We delivered consistent results in 2025, underpinned by risk discipline, soundness and robust governance. This is also reflected in our investment ecosystem, in which we administer, manage and hold in custody approximately R$ 4.1 trillion in assets, supported by transparency, integrity, suitability and multiple layers of control. Such scale demands responsibility and the right incentives, which are part of our fiduciary duty and of protecting investors and the financial system. We enter 2026 prepared to grow responsibly and continue creating value in a sustainable way."

Milton Maluhy Filho
CEO do Itaú Unibanco

Highlights of 2025

- Delinquency over 90 days overdue decreased by 10 bps over the year. In Brazil, the individuals indicator remained at its best historical level.

- The loan portfolio grew 6.0% compared to 2024. In the individual segment, growth was 6.6%, driven by Mortgage loans (+12.8%)—a segment in which we are the largest private bank—as well as Credit card loans (+8.0%) and Personal loans (+2.2%).

- Commissions and fees and result from insurance operations increased 6.3% in the year, driven by the growth in asset management revenues, higher gains from card issuance, and increased revenues from payments and collections. As part of its continued focus on offering a solid, integrated, and reliable banking and financial platform, Itaú Unibanco ended 2025 operating an investment ecosystem in which it administers, manages, or holds in custody approximately R$4.1 trillion in assets, supported by rigorous governance and technical discipline across every stage of the investor journey. Also noteworthy was the increase in acquiring volume, which reached R$1 trillion in the year. Insurance results advanced 17.0%, driven by higher earned premiums.

[1] Recurring return on average equity
[2] Includes financial guarantees provided and corporate securities
[3] Includes securities

• Non-interest expenses totaled R$66.8 billion, up 7.5% compared to 2024. The increase mainly reflects investments in technology (personnel and infrastructure), as well as the impact of the collective wage labor agreement negotiations. The efficiency ratio reached 36.9% in Brazil, the lowest level in the historical series for a fourth quarter. • Organic capital generation supported business growth and absorbed the regulatory impacts of the period. Tier I Capital (CET I) ended the year at 12.3%. In 2025, Itaú Unibanco reaffirmed its commitment to shareholder value creation by distributing R$33.7 billion in dividends and interest on capital, resulting in a payout4 of 72.0%. Reinforcing its corporate governance practices with the market and its shareholders, Itaú Unibanco discloses its 2026 consolidated forecast, as per the table below: (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. More information on Itaú Unibanco’s results is available on the Itaú Unibanco Investor Relations website: http://www.itau.com.br/relacoes-com-investidores/en. Corporate Comms – Itaú Unibanco imprensa@itau-unibanco.com.br 4 The net amount distributed in 2025 totaled R$31.7 billion, resulting in a net payout of 67.6%. “We closed 2025 with robust financial performance and high asset quality, reflecting a strategy grounded in discipline, prudence, and consistent execution. The loan portfolio remained healthy, the cost of credit came in at the midpoint of the guidance, and we advanced in efficiency and cost control. We maintained capitalization and liquidity at comfortable levels, supported by a prudent capital policy and conservative risk management. Our 2026 guidances reflect this solid foundation: the ability to navigate different scenarios and continue delivering returns with responsibility and consistency.” Gabriel Amado de Moura CFO do Itaú Unibanco